SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2004

NOVEL DENIM HOLDINGS LIMITED

(Translation of registrant’s name into English)

1/F, Novel Industrial Building
850-870 Lai Chi Kok Road
Cheung Sha Wan, Kowloon
Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1.01 Entry into a Material Definitive Agreement.

          On December 13, 2004, Novel Denim Holdings Limited, a British Virgin Islands international business company (“Novel Denim” or the “Company”), NDH Acquisition Limited, a British Virgin Islands international business company and a direct wholly-owned subsidiary of the Company (“NDHA”), Novel Apparel (BVI) Limited, a British Virgin Islands international business company and member of the Company (“Apparel”), and Novel Holdings (BVI) Limited, a British Virgin Islands international business company and beneficial owner of 80% of the outstanding shares of Apparel (“Holdings”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Concurrently, and in connection therewith, Apparel and Kee Chung Chao entered into a Voting Agreement (the “Voting Agreement”) with the Company and NDHA.

          Merger Agreement

          The Merger Agreement provides for a merger whereby NDHA, a direct wholly-owned subsidiary of the Company, will be merged with and into the Company, with the Company being the surviving company in the merger (the “Merger”).

          At the effective time of and as a result of the Merger, the issued and outstanding ordinary shares of the Company, par value $1.00 per share (the “Ordinary Shares”), owned by Kee Chung Chao, a director and the Chief Executive Officer and President of the Company (who owns 505,000 Ordinary Shares, representing 6.3% of the issued and outstanding Ordinary Shares) and Apparel (which owns 4,550,000 Ordinary Shares, representing 56.7% of the issued and outstanding Ordinary Shares and which is indirectly wholly-owned by Kee Chung Chao and his family) would be converted into the right to receive ordinary shares of the surviving company. All other Ordinary Shares would be converted into the right to receive U.S.$1.20 per share in cash, without interest. Each outstanding option to acquire Ordinary Shares would be converted into the right to receive in cash an amount equal to the product of (a) the number of Ordinary Shares previously subject to such option and (b) the excess, if any, of U.S.$1.20 over the exercise price per Ordinary Share previously subject to such option, without interest.

          Following the effective time of the Merger, the directors and officers of the Company shall be the directors and officers of the surviving company.

          The parties have made customary representations, warranties and covenants in the Merger Agreement. Subject to the satisfaction or waiver of the conditions to the Merger, Apparel fully and unconditionally agreed to provide the Company such funds as may be necessary to pay the cash consideration to be paid to the holders of Ordinary Shares (other than Apparel and Kee Chung Chao). In connection with this guarantee, Holdings agreed to provide Apparel, its direct subsidiary, with up to U.S.$3,500,000 as needed by Apparel to meet its obligations under the Merger Agreement. Consummation of the Merger is subject to various customary conditions, including the approval by the members of the Company and NDHA and no legal impediment to the Merger. The Merger Agreement contains customary termination rights for the Company and NDHA.

          A copy of the Merger Agreement is included herein as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement.

          Voting Agreement

          Pursuant to the Voting Agreement and subject to certain conditions specified therein, Apparel and Kee Chung Chao agreed to vote their Ordinary Shares of the Company (i) in favor of the approval and adoption of the Merger Agreement and the Merger, and (ii) against any other action, proposal, agreement or transaction (other than the Merger Agreement or the transactions contemplated thereby) that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company or NDHA under the Merger Agreement or which would result in any of the conditions to the Company’s or NDHA’s obligations under the Merger Agreement not being fulfilled.

          A copy of the Voting Agreement is included herein as Exhibit 99.1 and is incorporated herein by reference. The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement.

          Press Release

               A copy of the press release of the Company announcing the execution of the Merger Agreement and the Voting Agreement is included herein as Exhibit 99.2 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

     (c) Exhibits.

          2.1 Agreement and Plan of Merger, dated as of December 13, 2004, among Novel Denim Holdings Limited, NDH Acquisition Limited, Novel Apparel (BVI) Limited and Novel Holdings (BVI) Limited

          99.1 Voting Agreement, dated as of December 13, 2004, among Novel Denim Holdings Limited, NDH Acquisition Limited, Novel Apparel (BVI) Limited and Kee Chung Chao.

          99.2 Press Release, dated December 13, 2004.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NOVEL DENIM HOLDINGS LIMITED
	By:	/s/ K.C. Chao
Date: December 13, 2004		Name:	Kee Chung Chao
		Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of December 13, 2004, among Novel Denim Holdings Limited, NDH Acquisition Limited, Novel Apparel (BVI) Limited and Novel Holdings (BVI) Limited

99.1	Voting Agreement, dated as of December 13, 2004, among Novel Denim Holdings Limited, NDH Acquisition Limited, Novel Apparel (BVI) Limited and Kee Chung Chao.

99.2	Press Release, dated December 13, 2004.